INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS THAT
ALIGNVEST ACQUISITION CORPORATION SHAREHOLDERS VOTE
FOR THE ARRANGEMENT WITH TRILOGY INTERNATIONAL PARTNERS LLC

Toronto, January 12, 2017 – Alignvest Acquisition Corporation (TSX: AQX.A, AQX.WT) (“AQX”) is pleased to announce that Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm, has recommended that shareholders of AQX vote FOR the resolution to consider its proposed qualifying acquisition, under which AQX has entered into a definitive arrangement agreement with Trilogy International Partners LLC ("Trilogy" or the "Company") to effect a business combination by way of a court approved plan of arrangement (the "Arrangement") at a Special Meeting of Shareholders scheduled to be held on January 24, 2017.

ISS is widely recognized as a leading independent proxy voting and corporate governance advisory firm. Its analysis and recommendations are relied on by many major institutional investment firms, mutual funds, and fiduciaries throughout North America.

In its recommendation of the proposal to adopt the resolution FOR the proposed Acquisition, ISS went further in expressing its support, stating:

“… support for the qualifying transaction is warranted as there is an adequate rationale for the transaction and market reaction appears to be favourable.

The SPAC's share price trades above the redemption price, which indicates investors view the proposed transaction favourably. Moreover, the proposed transaction makes strategic sense as it creates a portfolio of telecommunication businesses that operate in attractive markets: each business has meaningful market share in a stable three player market. These businesses are poised to benefit from economies of scale, switch from voice to data usage, growth of ancillary businesses and recent capital investments. In addition to the organic growth, it is expected that the resulting issuer might potentially perform a number of synergistic acquisitions.”*

“We are pleased that ISS supports our Board of Directors’ recommendation that shareholders vote FOR the Arrangement, which underscores our strong belief that this transaction represents a unique opportunity to invest in a high growth telecommunications company founded and led by one of the industry’s most experienced management teams, and that it is entirely consistent with our stated strategy at the time of AQX’s IPO,” said Reza Satchu, President, Chief Executive Officer and Director. “We are very excited and look forward to realizing the meaningful potential for value creation for shareholders post the Arrangement.”

The Acquisition

On November 1, 2016, AQX announced that it had entered into a definitive arrangement agreement with Trilogy, to effect a business combination by way of a court approved plan of arrangement. Trilogy is a high growth telecommunications company founded and led by a very experienced management team, with operating assets in New Zealand and Bolivia. AQX and Trilogy intend to build a pre-eminent global telecommunications provider with sufficient resources and capital to continue delivering on its stated growth strategy. Both AQX and Trilogy believe that this transaction provides investors with an attractive investment opportunity characterized by an industry-leading, world-class management team with a history of creating significant shareholder value; positive long-term trends in each of the company's operating markets; significant organic and accretive growth opportunities; a clear path to meaningfully reduced balance sheet leverage; and a compelling valuation relative to its peers.

The meeting date to vote on the resolution to approve the acquisition is scheduled for January 24, 2017 at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9, at 10:00 a.m. (Toronto time). A notice of meeting and the management information circular relating to the Special Meeting (the “Meeting Materials”) have been filed on SEDAR www.sedar.com or on AQX's website at www.alignvestacquisition.com. AQX encourages shareholders to carefully read the Meeting Materials, which contain important information about the transaction, and recommends shareholders VOTE IN FAVOUR of this transformational acquisition.

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Voting to approve the acquisition

AQX encourages shareholders to vote as soon as possible, or no later than 10:00 a.m. (Toronto time) on Friday, January 20, 2017 to ensure their vote is counted in time for AQX’s Special Meeting, to be held on Tuesday, January 24, 2017 at 10:00 a.m. (Toronto time). We recommend that you vote in the following ways as soon as possible.

Registered Shareholders (Shares that are registered in the name of the shareholders and represented by a physical certificate or through the Direct Registration System) and Non-Registered Shareholders (Shares which are deposited with a bank, a trust, a brokerage firm and held through an Intermediary or clearing agency), should follow the voting instructions provided in the materials received on your form of proxy or voting instruction form.

Shareholder questions

Shareholder questions or requests for assistance with voting may be directed to D.F. King Canada toll free at 1-800-332- 6309 or by email at inquiries@dfking.com.

Amendment to Notice and Circular: Restricted Share Unit Plan and Continuance

AQX expects to file an amendment (the “Amendment”) to its notice of special meeting (the “Notice”) and management information circular (the “Circular”), each dated December 22, 2016 relating to the special meeting of AQX shareholders. As such, the Notice and the Circular should be read in conjunction with the Amendment.

The proposed Restricted Share Unit Plan (“RSU Plan”) has been amended to ensure that the number of Share Units granted to non-Employee Directors under the Plan, in combination with all other equity awards granted to non-Employee Directors under any other Security Based Compensation Arrangement, shall be limited to the lesser of: (i) a reserve, as a group, of equity awards entitling them to acquire up to 1% of the issued and outstanding Shares; and (ii) an annual equity award value (based on grant date fair value as determined by the Board) of $150,000 per non-Employee Director, provided that the total value (based on grant date fair value as determined by the Board) of stock options issuable to any one non-Employee Director in any one year period shall not exceed $100,000. These amendments are being made to ensure the RSU plan is in closer alignment with the latest corporate governance best practices.

In addition, there has been added to the Circular a Continuance Resolution to approve the continuance of Alignvest from the laws of Ontario to the laws of British Columbia. This is a technical change to provide for the approval of the continuance of the company under the laws of British Columbia by way of a separate special resolution (subject to dissent rights) rather than solely as part of the Arrangement.

* Permission to use quotations in this release was neither sought nor obtained.

About Alignvest Acquisition Corporation

Alignvest Acquisition Corporation is a special purpose acquisition corporation formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination. For more information, see the Circular or visit AQX at www.alignvestacquisition.com.

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About Trilogy International Partners

Trilogy International Partners LLC, based in Bellevue, Washington, was formed in 2005 as a privately held wireless telecommunications operator. Trilogy is the successor to Western Wireless International, the former international investment division of Western Wireless that managed 15 wireless operations across the globe. Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Trilogy's Bolivian subsidiary, NuevaTel, launched operations in 2000 and was acquired by the Company from Western Wireless in 2006. Trilogy launched 2degrees as a greenfield operation in New Zealand in 2009. For more information, see the Circular or visit Trilogy at www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the Arrangement, the receipt of necessary approvals for the transaction, holding the Meeting and completion of the Arrangement, certain anticipated strategic, operational, and competitive advantages and benefits created by Arrangement and future opportunities for Trilogy.

Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: the conditions to the consummation of the transaction may not be satisfied or waived; risks relating to the failure to obtain necessary shareholder, court, third party and regulatory approvals for the transaction; high levels of redemptions by AQX shareholders; the anticipated strategic, operational and competitive benefits may not be realized; the transaction may be modified, restructured or terminated; events or series of events may cause business interruptions; Trilogy's ability to raise additional capital; and the availability of equity and debt financing and/or refinancing on acceptable terms.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Alignvest Acquisition Corporation
Andre Mousseau
Chief Operating Officer
(416) 775-1916
amousseau@alignvest.com
www.alignvestacquisition.com

or

Trilogy International Partners LLC
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5962
ann.saxton@trilogy-international.com
www.trilogy-international.com

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